UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 04, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Director/PDMR Shareholding dated 11 December 2015
Exhibit No. 2	Director/PDMR Shareholding dated 17 December 2015
Exhibit No. 3	Director/PDMR Shareholding dated 21 December 2015
Exhibit No. 4	Director/PDMR Shareholding dated 23 December 2015
Exhibit No. 5	Total Voting Rights dated 04 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 04, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 01, 2016
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

11 December 2015

BARCLAYS PLC

TRANSACTION BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility ("PDMR") on 7 December 2015 in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

Barclays Global Sharepurchase Plan ("Sharepurchase"), which is an all employee share plan, notified the Company on 10 December 2015 that it had purchased 2 Shares (including a matching Share) for Ashok Vaswani, which it now holds as bare trustee.  The market price of the Shares was £2.3027 and the place of trading was the London Stock Exchange.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)207 116 4943	+44 (0) 20 7116 4755

Exhibit No. 2

        17 December 2015

BARCLAYS PLC

TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility ("PDMR") in accordance with Disclosure and Transparency Rule 3.1.4R (1)(a).

Michael Harte notified Barclays on 16 December 2015 that, on the same date, he had sold 375,133 ordinary shares of the Company with a nominal value of 25 pence each. The market price of the Shares was £2.163 and the place of trading was the London Stock Exchange.

-Ends-
For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)207 116 4943	+44 (0) 20 7116 4755

Exhibit No. 3

21 December 2015

 BARCLAYS PLC

TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Barclays PLC (the "Company") announces that on 18 December 2015 it was notified by the trustee of the Barclays Group (PSP) Employees' Benefit Trust of the following transactions by persons discharging managerial responsibility ("PDMRs") in the ordinary shares in the Company with a nominal value of 25p each (the "Shares") which took place on 18 December 2015:

1.     the delivery of the role based pay ("RBP") component of the PDMRs' fixed remuneration for the three month period to 31 December 2015.   RBP is a class of fixed pay which is payable quarterly and delivered in Shares subject to a holding period, with restrictions lifting in equal tranches over five years (20% each year); and

2.     the release of Shares under the Joiner Share Value Plan ("JSVP") to Robert Hoyt. JSVP awards are granted to eligible employees for recruitment purposes under Schedule 1 to the Barclays Group Share Value Plan.

In addition, the Company announces the following reinvestments in Shares on behalf of PDMRs of an interim dividend for the year ending 31 December 2015, which were notified to the Company on 21 December 2015:

3. Barclays Global Nominee Limited, an independent nominee (the "Reinvestment 1"), the transaction having taken place on 17 December 2015;

4. the trustee of the Barclays Group Share Incentive Plan (the "Reinvestment 2"), the transaction having taken place on 17 December 2015; and

5. the administrator of the Barclays Group Global Sharepurchase Plan (the "Reinvestment 3"), the transaction having taken place on 15 December 2015.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

PDMR	Market Price of the Share	No. of Shares received	Number of Shares sold to cover tax liabilities1	Balance of Shares held by Director
J Staley 2 - RBP	£2.21	43,392	20,395	2,812,997
T Morzaria - RBP - Reinvestment 1	£2.21 £2.21	84,899 2,616	39,903 -	931,310
M Harte - RBP	£2.21	79,239	37,243	-
R Hoyt - RBP - JSVP - Reinvestment 1	£2.21 £2.21 £2.21	135,838 127,912 1,492	63,844 60,119 -	-
T King - RBP	£2.21	295,810	152,550	-
R Le Blanc - RBP - Reinvestment 1 - Reinvestment 2	£2.21 £2.21 £2.14	169,798 3,493 1	79,806 - -	-
Jonathan Moulds - RBP	£2.21	79,239	37,243	-
T Roberts - Reinvestment 1	£2.21	1	-	-
M Roemer - RBP - Reinvestment 1	£2.21 £2.21	50,939 1	23,942 -	-
A Sajed - Reinvestment 1 - Reinvestment 33	£2.21 £2.18	294 2	- -	-
A Vaswani - RBP - Reinvestment 1 - Reinvestment 2	£2.21 £2.21 £2.14	101,879 730 25	47,884 - -	-

1Tax liabilities on the Shares were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.

2The number of Shares represents the RBP component of Mr. Staley's fixed remuneration for the period from his start date (1 December 2015) to 31 December 2015.

3The Shares reinvested on behalf of Amer Sajed were reinvested as American Depositary Shares ("ADS"). Each ADS represents four Shares. The ADSs were purchased at a price of US$12.98.

The place of trading of the Shares was the London Stock Exchange.  The place of trading of the ADSs was the New York Stock Exchange.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.14R

For further information please contact:

Investor Relations                                Media Relations
Kathryn McLeland                               Tom Hoskin
+44 (0)20 7116 4943                           +44 (0)20 7116 4755

Exhibit No. 4

23 December 2015

BARCLAYS PLC

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

This announcement replaces the Director/PDMR Shareholding announcement issued at 11.30am on 15 December 2015 under RNS number 1033J.  The original announcement gave the balance of shares held by Frits van Paasschen as 17,182.  The balance of shares should have been 17,184.  All other details remain unchanged.

Barclays PLC (the "Company") announces that following the payment of an interim dividend for the year ending 31 December 2015, the following Persons Discharging Managerial Responsibilities ("PDMRs") received ordinary shares with a nominal value of 25p each ("Shares") or American Depositary Shares ("ADS") in the Company under the Scrip Dividend Programme, as indicated below.

PDMR	Date of notice	Date of transaction	No. of Shares received	Share price	Balance of Shares
Diane de Saint Victor	14.12.2015	11.12.2015	11	£2.3146	21,579

PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of Shares*
Frits van Paasschen	14.12.2015	11.12.2015	2	$19.6750	17,184

*This total shareholding includes holdings in Shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

The places of trading were the London Stock Exchange and the New York Stock Exchange.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 5

4 January 2016

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 December 2015, Barclays PLC's issued share capital consists of 16,804,603,949 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,804,603,949) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.